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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               ------------------

                          NEW JERSEY STEEL CORPORATION

                           (NAME OF SUBJECT COMPANY)

                          NEW JERSEY STEEL CORPORATION
                       (NAME OF PERSON FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  646144 10 5
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                              GARY A. GIOVANNETTI
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          NEW JERSEY STEEL CORPORATION
                              NORTH CROSSMAN ROAD
                          SAYREVILLE, NEW JERSEY 08872
                                 (732) 316-4100

                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS ON
                     BEHALF OF THE PERSON FILING STATEMENT)

                                   COPIES TO
                            THOMAS W. JACKSON, ESQ.
                           JACOBS PERSINGER & PARKER
                                77 WATER STREET
                            NEW YORK, NEW YORK 10005
                                 (212) 607-6231

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    This Solicitation/Recommendation Statement on Schedule 14D-9 (this "SCHEDULE
14D-9") relates to an offer by Co-Steel Merger Corporation, a Delaware corporation (the "PURCHASER"), an indirect wholly-owned subsidiary of Co-Steel Inc., a Canadian corporation ("CO-STEEL"), to purchase all of the Shares (as defined below) of New Jersey Steel Corporation, a Delaware corporation (the "COMPANY" or "NJ STEEL").

ITEM 1. SECURITY AND SUBJECT COMPANY.

    The name of the subject company is New Jersey Steel Corporation. The address of its principal executive office is North Crossman Road, Sayreville, New Jersey 08872. The title of the class of equity securities to which this Schedule 14D-9 relates is the Common Stock, par value $.01 per share, of the Company (the "SHARES").

ITEM 2. TENDER OFFER OF THE BIDDER.

    This Schedule 14D-9 relates to the tender offer (the "OFFER") disclosed in the Schedule 14D-1 dated November 28, 1997 (as amended or supplemented, the "SCHEDULE 14D-1") filed with the Securities and Exchange Commission (the "COMMISSION") by Purchaser, Co-Steel USA Holdings, Inc. and Co-Steel, relating to an offer by the Purchaser to purchase all outstanding Shares at a price of $23.00 per Share, net to the seller in cash, without interest (the "OFFER PRICE"), upon the terms and subject to the conditions set forth therein. The principal executive offices of Co-Steel are located at Scotia Plaza, 40 King Street West, PO Box 130, Toronto, Ontario, Canada M5H 3Y2. The registered offices of Purchaser and Holdings is 1013 Centre Road, Wilmington, Delaware.

ITEM 3. IDENTITY AND BACKGROUND.

    (A) IDENTITY The name and business address of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above. Unless the context otherwise requires, references to the Company in this Schedule 14D-9 are to the Company and its subsidiary, viewed as a single entity.

    (B) CONTRACTS, AGREEMENTS, ETC.

GENERAL

    The Offer is being made pursuant to a Tender Offer Agreement and Agreement and Plan of Merger dated as of November 21, 1997 (the "TENDER AGREEMENT") among the Company, the Company's majority stockholder Von Roll Holding AG ("VON ROLL"), Purchaser and Co-Steel. A copy of the Tender Agreement is filed as EXHIBIT A to this Schedule 14D-9 and is hereby incorporated by reference. The Tender Agreement provides that, among other things, as soon as practicable after the purchase of Shares pursuant to the Offer and the satisfaction of the other conditions set forth in the Tender Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware ("DELAWARE LAW" or the "DGCL"), Purchaser will be merged with the Company (the "MERGER"). Following consummation of the Merger, the Company will continue as the surviving Company (the "SURVIVING COMPANY"). At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by the Company or by any subsidiary of the Company, or owned by the Purchaser or Shares held by stockholders who shall have demanded and perfected appraisal rights, if any, under Delaware Law) will be canceled and converted automatically into the right to receive the price per Share paid pursuant to the Offer in cash, without interest (the "MERGER CONSIDERATION"). The Tender Agreement is summarized in Item 3 of this Schedule 14D-9. Pursuant to a Stockholder Agreement dated November 21, 1997 between Co-Steel and Von Roll (the "STOCKHOLDER AGREEMENT"), Von Roll has agreed to tender the 3,561,500 shares of the Company owned by it in the Offer. The Stockholder Agreement also provides that in the event the Offer is not completed for any reason other than a failure of the Conditions to the Offer (other than the condition prohibiting a change of

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recommendation by the Board of Directors of NJ Steel (the "NJ STEEL BOARD"), see
"The Tender Agreement--Conditions to the Offer" below), Co-Steel will purchase the Shares owned by Von Roll for $23.00 per share. A copy of the Stockholder Agreement is annexed hereto as EXHIBIT B.

INDEMNIFICATION AGREEMENTS

    The Restated Certificate of Incorporation of the Company, as amended to date (the "CERTIFICATE OF INCORPORATION"), provides that the Company shall indemnify its officers and directors to the fullest extent permitted by Delaware Law, and that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. The Certificate of Incorporation of the Company has been filed as EXHIBIT C to this Schedule 14D-9 and is hereby incorporated by reference. Article VI of the By-Laws of the Company also provides for indemnification of officers and directors of the Company. Article VI of the By-Laws of the Company has been filed as EXHIBIT D to this Schedule 14D-9 and is hereby incorporated by reference.

    See "The Tender Agreement--Indemnification" below for information with respect to the Purchaser's agreement to continue the existing indemnification arrangements with officers and directors of the Company for a period of 6 years.

PURCHASE OF OPTIONS

    The Tender Agreement provides that at the time of the Merger, all outstanding options under the Company's Incentive Stock Option Plan and 1996 Stock Option Plan, whether or not currently exercisable, will be purchased by Co-Steel for a purchase price equal to the difference between the Offer Price of $23.00 per share and the exercise price of such options. Options under the two plans are held by two individuals--Mr. Gary Giovannetti, the President and Chief Executive Officer, holds options covering 115,000 shares at an exercise price of $5.00 per share, and a mill superintendent holds options covering 12,500 shares at and exercise price of $11.75 per share.

THE TENDER AGREEMENT

    VOTE REQUIRED TO APPROVE MERGER. The DGCL requires that the plan of merger must be approved by the NJ Steel Board and, if the "short form" merger procedure described below is not available, by the holders of a majority of the Company's Common Stock. The NJ Steel Board approved the Offer, the Merger and the Tender Agreement at its November 20, 1997 meeting and the only additional action of the Company that may be necessary is approval by the holders of Common Stock if the "short-form" merger procedure described below is not available. Under the DGCL, the affirmative vote of holders of a majority of the outstanding Common Stock (including any Common Stock owned by the Purchaser) is generally required to approve a Merger. As Co-Steel and/or Purchaser will acquire a majority of the outstanding Common Stock, through Von Roll's participation in the Offer or otherwise through purchasing the 3,561,500 Common Stock owned by Von Roll pursuant to the Stockholder Agreement, Co-Steel will have sufficient voting power to effect the Merger without the vote of any other stockholder of the Company. However, the DGCL also provides that if a corporation owns at least 90% of each class of stock of a subsidiary, it can effect a "short-form" merger with that subsidiary without the action of the subsidiary's other stockholders. Accordingly, if, as a result of the Offer or otherwise, Co-Steel and/or Purchaser acquires or controls the voting power of at least 90% of the outstanding Common Stock, they could (and, under the Tender Agreement, are required to) effect the Merger using the "short-form" merger procedures without prior notice to, or any action by, any other stockholder of the Company.

    CONDITIONS TO THE MERGER. The Tender Agreement provides that the Merger is subject to the satisfaction of certain conditions, including the following: (1) if required by applicable law, the Tender Agreement having been approved and adopted by the affirmative vote of holders of a majority of the outstanding Common Stock, (2) no statute, rule, regulation, executive order, decree, temporary restraining

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order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other Federal, state or local government or any court, administrative agency or commission or other governmental authority or agency, domestic or foreign (a "GOVERNMENTAL ENTITY"), or other legal restraint or prohibition preventing the consummation of the Merger being in effect; provided, however, that each of the parties shall have used reasonable efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any injunction or other order that may be entered and (3) the Purchaser shall have previously accepted for payment and paid for the Common Stock pursuant to the Offer.

    TERMINATION OF THE TENDER AGREEMENT. The Tender Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the stockholders of the Company (provided, however, that if Common Stock is purchased pursuant to the Offer, neither Co-Steel nor Purchaser may terminate the Tender Agreement), (1) by mutual written consent of Purchaser and the Company, (2) by either Purchaser or the Company (a) if the Purchaser has not accepted for payment any Common Stock pursuant to the Offer prior to May 5, 1998, PROVIDED, HOWEVER, that the right to terminate the Tender Agreement pursuant to this sentence will not be available to (i) Purchaser, if Purchaser has breached its obligations under the Tender Agreement or (ii) any party whose failure to perform any of its obligations under the Tender Agreement results in the failure of any such condition or if the failure of such condition results from facts or circumstances that constitute a willful breach of a representation or warranty under the Tender Agreement by such party, or (b) if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, Common Stock pursuant to the Offer or the Merger and such order, decree or ruling or other action has become final and nonappealable,
(3) by Purchaser prior to the purchase of Common Stock pursuant to the Offer in the event of a breach or failure to perform by the Company of any representation, warranty, covenant or other agreement contained in the Tender Agreement which (i) would give rise to the failure of a condition set forth in paragraph (e) or (f) under "Certain Conditions of the Offer" and (ii ) cannot be or has not been cured within 30 days after the giving of written notice to the Company, (4) by Co-Steel or the Purchaser if either Co-Steel or the Purchaser is entitled to terminate the Offer as a result of the occurrence of any event set forth in paragraph (d) under "Certain Conditions of the Offer," (5) by the Company in accordance with the terms of the Tender Agreement described below in "Takeover Proposals," provided that it has complied with all provisions thereof, including the notice provisions therein, and that it complies with applicable requirements relating to the payment (including the timing of any payment) of the Termination Fee (as defined below) as provided in the terms of the Tender Agreement described below in "Fees and Expenses" (it being understood that as provided in the terms of the Tender Agreement described below in the second paragraph of "Takeover Proposals" the Company will be required to terminate the Tender Agreement) or (6) by the Company in the event of a material breach or failure to perform in any material respect by Co-Steel or the Purchaser of any representation, warranty, covenant or other agreement contained in the Tender Agreement which cannot be or has not been cured within 30 days after the giving of written notice to Co-Steel and the Purchaser.

    TAKEOVER PROPOSALS. The Tender Agreement provides that the Company will not, nor will it permit any of its subsidiaries to, nor will it authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any subsidiary to, director or indirectly, (1) solicit, initiate or knowingly encourage the submission of any Takeover Proposal (as defined below) or (2) participate in any discussions or negotiations regarding, or furnish to any person any nonpublic information with respect to, or take any other action designed or reasonably likely to facilitate any inquiries or the making of any proposal that constitutes any Takeover Proposal; provided, however, that if, at any time prior to the acceptance for payment of Common Stock pursuant to the Offer, the NJ Steel Board determines in good faith, after consultation with outside counsel, that it is reasonably advisable to do so in order to comply with its fiduciary duties to the Company's stockholders under applicable law, the Company may, in response to a Takeover Proposal which was not solicited subsequent to the date of the Tender Agreement, and subject to compliance with the notification

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provisions discussed below, (a) furnish information with respect to the Company to any person pursuant to a customary confidentiality agreement and (b) participate in discussions and negotiations regarding such Takeover Proposal. The Tender Agreement provides that any violation of the restrictions set forth in the preceding sentence by any director, officer or employee of the Company or any of its subsidiaries or any investment banker, financial advisor, attorney, accountant or other representative or agent of the Company or any of its subsidiaries will be deemed to be a breach of the Company's obligations under the Tender Agreement. The Tender Agreement defines "TAKEOVER PROPOSAL" as any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of a substantial amount of assets of the Company and its subsidiaries, taken as a whole (other than the purchase of the Company's products in the ordinary course of business), or more than a 40% interest in the total voting securities of the Company or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any person beneficially owning 40% or more of any class of equity securities of the Company or any of its subsidiaries or any merger, consolidation, business combination, sale of substantially all the assets, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries, other than the transactions contemplated by the Tender Agreement.

    The Tender Agreement provides further that unless the NJ Steel Board has terminated the Tender Agreement as described above, neither the NJ Steel Board nor any committee thereof may (1) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Co-Steel, the approval or recommendation by such Board of Directors or such committee of the Offer, the Merger or the Tender Agreement, (2) approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal or (3) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, an "Acquisition Agreement") related to any Takeover Proposal. Notwithstanding the foregoing, in the event that prior to the acceptance for payment of Common Stock pursuant to the Offer the NJ Steel Board determines in good faith, after consultation with outside counsel, that it is reasonably advisable to do so in order to comply with its fiduciary duties to the Company's stockholders under applicable law, the NJ Steel Board may, in response to an unsolicited Superior Proposal (as defined below) (subject to the following proviso), (a) withdraw or modify its approval or recommendation of the Offer, the Merger or the Tender Agreement or (b) approve or recommend any such Superior Proposal if concurrently with such approval or recommendation the Company terminates the Tender Agreement and enters into an Acquisition Agreement with respect to a Superior Proposal; provided, that in the case of this clause (b), only at a time that is after the later of (i) the third business day following Co-Steel's receipt of written notice advising Co-Steel that the NJ Steel Board has received a Superior Proposal, specifying the material terms of such Superior Proposal and identifying the person making such Superior Proposal and (ii) in the event of an amendment to the price or any material term of a Superior Proposal, one business day following Co-Steel's receipt of written notice containing the material terms of such amendment, including any change in price (it being understood that each further amendment to the price or any material terms of a Superior Proposal will necessitate an additional written notice to Co-Steel and an additional one business day period prior to which the Company can take the actions set forth in clause (b) above). The Tender Agreement defines a "Superior Proposal" as any bona fide Takeover Proposal made by a third party (1) that is on terms which the NJ Steel Board determines in its good faith judgment (based on consultation with the Company's financial advisor) to be more favorable to the Company's stockholders than the Offer and the Merger and (2) for which financing, to the extent required, is then committed or which, in the good faith judgment of the NJ Steel Board, is capable of being obtained by such third party.

    In addition to the obligations of the Company set forth in the preceding paragraphs, the Tender Agreement provides that the Company must promptly advise Co-Steel orally and in writing of any request for nonpublic information (except in the ordinary course of business and not in connection with a possible Takeover Proposal) or of any Takeover Proposal known to it, the material terms and conditions of such request or Takeover Proposal and the identify of the person making such request or Takeover Proposal.

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The Company must promptly inform Co-Steel of any material change in the details
(including amendments or proposed amendments) of any such request or Takeover Proposal.

    The Tender Agreement provides that nothing contained therein will prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-(a) promulgated under the Exchange Act or from making any disclosure to the Company's stockholders if, in the good faith judgment of the NJ Steel Board, after consultation with outside counsel, failure to so disclose would be inconsistent with applicable law; provided, however, that neither the Company nor its Board of Directors nor any committee thereof may, except as permitted by the Tender Agreement, withdraw or modify, or propose to withdraw or modify, its position with respect to the Offer, the Merger or the Tender Agreement or approve or recommend, or propose to approve or recommend, a Takeover Proposal.

    FEES AND EXPENSES. The Tender Agreement provides that except as provided below, all fees and expenses incurred in connection with the Offer, the Merger, the Tender Agreement and the transactions contemplated by the Tender Agreement will be paid by the party incurring such fees or expenses, whether or not the Offer or the Merger is consummated. The Tender Agreement further provides that the Company will pay, or cause to be paid, in same day funds to Co-Steel the amount of Five Million ($5,000,000) Dollars (the "Termination Fee") under the circumstances and at the times set forth as follows: (1) if the Company terminates the Tender Agreement in accordance with the provisions described above in clause 5 of "Termination of the Tender Agreement," the Company must pay 50% of the Termination Fee simultaneously with such termination, and 50% of the Termination Fee upon consummation of the transactions contemplated by the Superior Proposal giving rise to the Company's right to terminate the Tender Agreement in accordance with the provisions described above in clause 5 of "Termination of the Tender Agreement," or upon the earlier consummation of another Company Acquisition (as defined below); provided that such other Company Acquisition is consummated within twelve months following termination of the Tender Agreement, (2) if Co-Steel or the Purchaser terminates the Tender Agreement in accordance with the provisions described above in clause 4 of "Termination of the Tender Agreement" and in addition, if within twelve months after such termination the Company enters into an Acquisition Agreement providing for a Company Acquisition or the Company recommends to its stockholders that they accept a Company Acquisition of the type referred to in clause 3 of the definition of Company Acquisition described below, the Company must pay (a) 50% of the Termination Fee simultaneously with the entering into of such Acquisition Agreement or making of such recommendation and (b) 50% of the Termination Fee upon consummation of the Company Acquisition which was the subject of such Acquisition Agreement or recommendation, or upon the consummation, prior to the expiration of such twelve month period, of any other Company Acquisition (it being understood that if any Company Acquisition is consummated within such twelve month period and the Company shall not have paid any amount pursuant to clause (a) above, that upon consummation of such Company Acquisition the Company must pay 100% of the Termination Fee) and (3) if, at the time of any termination of the Tender Agreement in accordance with the provisions described above in clause 2(a) of "Termination of the Tender Agreement" (as a result of a failure to obtain the Minimum Condition) or in accordance with the provisions described above in clause 3 of "Termination of the Tender Agreement," any person shall have publicly announced a proposal to effect a Company Acquisition and if, within twelve months after such termination, the Company shall enter into an Acquisition Agreement providing for a Company Acquisition or the Company shall recommend to its stockholders that they accept a Company Acquisition of the type referred to in clause 3 of the definition of Company Acquisition described below, the Company must pay (a) 50% of the Termination Fee simultaneously with the entering into of such Acquisition Agreement or making of such recommendation and (b) 50% of the Termination Fee upon consummation of the Company Acquisition which was the subject of such Acquisition Agreement or recommendation, or upon the consummation, prior to the expiration of such twelve month period, of any other Company Acquisition (it being understood that if any Company Acquisition is consummated within such twelve month period and the Company shall not have paid any amount pursuant to clause (a) above, that upon consummation of such

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Company Acquisition the Company must pay 100% of the Termination Fee). The
Tender Agreement defines a "Company Acquisition" as any of the following transactions: (1) a merger, consolidation, business combination or a recapitalization pursuant to which the stockholders of the Company immediately preceding such transaction hold less than 60% of the equity interests in the surviving or resulting entity of such transaction (other than the transactions contemplated by the Tender Agreement); (2) a sale by the Company of assets (excluding the sale of the Company's products in the ordinary course of business) representing in excess of 40% of the fair market value of the Company immediately prior to such sale or the issuance by the Company to any person or group of Common Stock representing in excess of 40% of the then outstanding Common Stock of capital stock of the Company (other than in connection with an underwritten public offering); or (3) the acquisition by any person or group, by way of a tender offer, exchange offer, or by way of open market purchases, of beneficial ownership of 40% or more of the then outstanding Common Stock of capital stock of the Company.

    CONDUCT OF BUSINESS BY THE COMPANY. The Tender Agreement provides that until the earlier of termination of the Tender Agreement and consummation of the Offer, the Company will, and will cause its subsidiaries to, carry on their respective business in the ordinary course consistent with the manner conducted prior to the execution of the Tender Agreement and, to the extent consistent therewith, use commercially reasonable efforts to preserve intact their current business organization, keep available the services of their current officers and employees and preserve their relationships with customers, suppliers, and others having business dealings with them. Without limiting the generality of the foregoing, during the period from the date of the Tender Agreement until the earlier termination of the Tender Agreement and consummation of the Offer, except as otherwise contemplated by the Tender Agreement (or for certain matters disclosed in connection therewith), the Company will not, and will not permit any of its subsidiaries to, without Co-Steel's prior written consent (which will not be unreasonably withheld):

    (a) (1) increase the compensation payable to or to become payable to any director, officer or employee (other than increases to employees, other than officers, made in the ordinary course of business and consistent with past practice); (ii) grant any severance or termination of pay (other than pursuant to the normal severance policy of the Company as in effect on the date of the Tender Agreement) to, or enter into any employment or severance agreement with, any director, officer or employee; (iii) establish, adopt, enter into or amend any employee benefit plan or arrangement except as may be required by applicable law; or (iv) lend or contribute any funds to any director, officer, employee, affiliate or associate of the Company;

    (b) declare or pay any dividend on, or make any other distribution in respect of, outstanding shares of capital stock;

    (c) (i) redeem, purchase or otherwise acquire any shares of its or any securities or obligations convertible into or exchangeable for any shares of its capital stock, or any options, warrants or conversion or other rights to acquire any shares of its capital stock or any such securities or obligations; (ii) effect any reorganization or recapitalization; or (iii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock;

    (d) (i) issue, deliver, award, grant or sell, or authorize or propose the issuance, delivery, award, grant or sale (including the grant of any security interest, liens, claims, pledges, limitations in voting rights, charges or other encumbrances) of, any shares of any class of its capital stock (including shares held in treasury), any securities convertible into or exercisable or exchangeable for any such shares, or any rights, warrants or options to acquire, any such shares, other than the issuance of shares pursuant to the exercise of Stock Options granted prior to the date hereof; or (ii) amend or otherwise modify the terms of any such rights, warrants or options the effect of which shall be to make such terms more favorable to the holders thereof; (provided however, the Company may take action to accelerate the vesting of outstanding stock options);

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    (e) (i) acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or (ii) otherwise acquire or agree to acquire any assets of any other person (other than the purchase of assets from suppliers or vendors in the ordinary course of business and consistent with past practice);

    (f) sell, lease, exchange, mortgage, pledge, transfer or otherwise dispose of, or agree to sell, lease, exchange, mortgage, pledge, transfer or otherwise dispose of, any of its assets or any assets of Subsidiary, except for dispositions of inventories and of assets in the ordinary course of business and consistent with past practice;

    (g) release any third party from its obligations under any existing standstill relating to a Competing Transaction or otherwise under confidentiality agreements;

    (h) propose or adopt any amendments to its Certificates of Incorporation or By-Laws;

    (i) (A) change any of its methods of accounting in effect at August 31, 1997, or (B) make or rescind any express or deemed election relating to taxes, settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to taxes, or change any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of the federal income tax returns for those employed in the preparation of the federal income tax returns for the taxable year ending November 30, 1996, except, in the case of clause (A) or clause (B), as may be required by law or changes in GAAP;

    (j) incur any obligation for borrowed money or purchase money indebtedness, whether or not evidenced by a note, bond, debenture or similar instrument (other than Company Debt, as defined in the Tender Agreement, incurred in the ordinary course of business (including previously budgeted capital expenditures), which at November 30, 1997 (but not thereafter) shall not exceed $32 million exclusive of any amount required to fund a settlement of the certain litigation, if settled prior to November 30, 1997);

    (k) enter into any arrangement, agreement or contract with any third party (other than customers or suppliers in the ordinary course of business) which provides for an exclusive arrangement with that third party or is more restrictive on the Company or less advantageous to the Company than arrangements, agreements or contracts existing on the date hereof;

    (l) agree in writing or otherwise to do any of the foregoing.

    BOARD OF DIRECTORS. The Tender Agreement provides the present directors will serve as such until the Effective Time of the Merger. Upon the acceptance for payment of, and payment for, Common Stock by the Purchaser pursuant to the Offer, the Purchaser will have the power to replace all or part of the Board with its own designees, subject to compliance with Section 14(f) of the Exchange Act. Prior to replacing all or part of the Board, Purchaser will be required to mail to the Company's stockholders an Information Statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder--essentially the information on nominees required in a Proxy Statement.

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    INDEMNIFICATION.  From and after the consummation of the Offer, Co-Steel will, and will cause the Surviving Company to, fulfill and honor in all respects the obligations of the Company pursuant to (1) each indemnification agreement in effect at such time between the Company and each person who is or was a director or officer of the Company at or prior to the Effective Time and (2) any indemnification provisions under the Company's Restated Certificate of Incorporation or By-Laws as each was in effect on the date of the Tender Agreement (the persons to be indemnified pursuant to the agreements or provisions referred to in clauses (1) and (2) of this sentence are referred to as, collectively, the "INDEMNIFIED PARTIES"). Pursuant to the Tender Agreement, the Certificate of Incorporation and By-Laws of the Surviving Company will contain the provisions with respect to indemnification and exculpation from liability set forth in the Company's Certificate of Incorporation and By-Laws on the date of the Tender Agreement, which provisions will not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of any Indemnified Party.

    REASONABLE EFFORTS. Upon and subject to the terms and subject to the conditions set forth in the Tender Agreement, Co-Steel, the Purchaser and the Company have each agreed to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with each other in doing, all things necessary, proper and advisable to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger and the other transactions contemplated by the Tender Agreement, including using reasonable efforts to take the following actions: (1) the taking of all reasonable acts necessary to cause the conditions of the Offer to be satisfied, (2) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to avoid an action or proceeding by any Governmental Entity, (3) the obtaining of all necessary consents, approvals or waivers from third parties, (4) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Tender Agreement or the consummation of the transactions contemplated thereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and (5) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, the Tender Agreement.

    REPRESENTATIONS AND WARRANTIES. The Tender Agreement contains various customary representations and warranties.

    PROCEDURE FOR TERMINATION, AMENDMENT, EXTENSION OR WAIVER. The Tender Agreement provides that after the acceptance for payment of Common Stock pursuant to the Offer and prior to the Effective Time, the consent of Von Roll is required for the Company to (1) amend or terminate the Tender Agreement, (2) exercise or waive any of its rights or remedies under the Tender Agreement, (3) extend the time for performance of Co-Steel and the Purchaser's respective obligations under the Tender Agreement and (4) take any action to amend or otherwise modify the Company's Certificate of Incorporation or By-Laws (or similar governing instruments of the Company's subsidiaries) in violation of the provisions of the Tender Agreement described above under "Indemnification."

    CERTAIN CONDITIONS OF THE OFFER. Notwithstanding any other term of the Offer or the Tender Agreement, the Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Common Stock after the termination or withdrawal of the Offer), to pay for any Common Stock tendered pursuant to the Offer unless (1) the Minimum Condition shall have been satisfied, (2) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the "HSR Act") applicable to the purchase of Common Stock pursuant to the Offer shall have expired or been terminated and (3) the requirements of the New Jersey Industrial Site Recovery Act are satisfied. Furthermore, Purchaser will not be required to accept for payment or, subject as aforesaid, to pay for any Common Stock not theretofore accepted for payment or paid for, and may, in accordance with the provisions of the Tender Agreement described in the subsection entitled "Termination of the Tender Agreement", terminate the Tender Agreement or amend the Offer with the consent of the Company and Von Roll, if, upon the scheduled expiration date of the Offer and before the acceptance of such Common Stock for payment or the payment therefor, any of the following conditions exist and is continuing and does not result principally from the breach by Co-Steel or the Purchaser of any of their obligations under the Tender
Agreement:

        (a) there shall be instituted or pending by any Governmental Entity any suit, action or proceeding (i) challenging the acquisition by Co-Steel or the Purchaser of any Common Stock under the Offer, seeking to restrain or prohibit the making or consummation of the Offer or the Merger, (ii) seeking to prohibit or materially limit the ownership or operation by the Company, Co-Steel or any of Co-Steel's subsidiaries of a material portion of the business or assets of the Company or Co-Steel and its subsidiaries, taken as a whole, or to compel the Company or Co-Steel to dispose of or hold separate any material portion of the business or assets of the Company or Co-Steel and its subsidiaries, taken as a whole, in each case as a result of the Offer or the Merger or (iii) seeking to impose material limitations on the ability of Co-Steel or the Purchaser to acquire or hold, or exercise full rights of ownership of , any Common Stock to be accepted for payment pursuant to the Offer including, without limitation, the right to vote such Common Stock on all matters properly presented to the stockholders of the Company or (iv) seeking to prohibit Co-Steel or any of its subsidiaries from effectively controlling in any material respect any material portion of the business or operations of the Company;

        (b) there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable to the Offer or the Merger, by any Governmental Entity or court, other than the application to the Offer or the Merger of ISRA and any applicable waiting periods under the HSR Act, that would result in any of the consequences referred to in clauses (i) through (iv) of paragraph (a) above;

        (c) there shall have occurred any material adverse change with respect to the Company since the date of the Tender Agreement;

        (d) the NJ Steel Board or any committee thereof shall have withdrawn or modified in a manner adverse to Co-Steel or the Purchaser its approval or recommendation of the Offer or the Merger or its adoption of the Tender Agreement, or approved or recommended any Takeover Proposal;

        (e) any of the representations and warranties of the Company set forth in the Tender Agreement that are qualified as to materiality shall not be true and correct or any such representations and warranties that are not so qualified shall not be true and correct in any material respect, in each case at the date of the Tender Agreement and at the scheduled or extended expiration of the Offer;

        (f) the Company shall have failed to perform in any material respect any material obligation or to comply in any material respect with any material agreement or material covenant of the Company to be performed or complied with by it under the Tender Agreement;

        (g) Parent and Sub shall not have received a certificate of the President or Chief Financial Officer of the Company dated the expiration date of the Offer (i) that the representations and warranties of the Company set forth in this Agreement that are qualified as to materiality are true and correct as and at such date, (ii) that the representations and warranties that are not so qualified are true and correct in any material respect as and at such date, and that (iii) the Company has performed in all material respects any material obligation and complied in all material respect with any material agreement or material covenant of the Company to be performed or complied with by it; or

        (h) the Tender Agreement shall have been terminated in accordance with its terms;

which, in good faith judgment of Co-Steel or the Purchaser, in its sole discretion, make it inadvisable to proceed with such acceptance of Common Stock for payment or the payment therefor.

    The Tender Agreement provides that (i) the conditions set forth in clause
(e) above shall be deemed not fulfilled only if the respects in which the representations and warranties made by the Company (without giving effect to any "materiality" limitations or references to "material adverse effect" set forth therein) are inaccurate would have a material adverse effect on the Company, and
(ii) if the condition set forth in clause (f) is not fulfilled, Purchaser shall not be obligated to purchase and pay for any Shares so long as such condition remains unfulfilled, but Purchaser may not terminate the Offer due solely to such failure until 30 days after it gives written notice to the Company of such nonfulfillment and such nonfulfillment is not cured by the end of such 30-day period.

    The Tender Agreement provides that the foregoing conditions are for the sole benefit of Co-Steel and the Purchaser and (except for the Minimum Condition) may, subject to the terms of the Tender Agreement, be waived by Co-Steel and the Purchaser in whole or in part at any time and from time to time in their sole discretion. The failure by Co-Steel or the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

    The foregoing summary of the Tender Agreement is qualified in its entirety by reference to the Tender Agreement, a copy of which is filed as Exhibit (c)(1) to this Schedule 14D-9. The Tender Agreement should be read in its entirety for a more complete description of the matters summarized above.

STOCKHOLDER AGREEMENT

    TENDER OF SHARES. Pursuant to the Stockholder Agreement, Von Roll has agreed to validly tender (or cause to be validly tendered) in accordance with the terms of the Offer, and not to withdraw, all of the Shares owned by it (and any shares acquired by Von Roll in any capacity after the date of the Stockholder Agreement by means of purchase, dividend, distribution or in any other way, the "Von Roll Shares").

    SALE AND PURCHASE. The Stockholder Agreement also provides that in the event the Von Roll shares are not purchased by the Parent pursuant to the Offer because the Offer is terminated for any reason other than a failure of an Offer Condition other than condition (d) thereof as described in Section 14, then Von Roll shall sell its Shares to the Parent and the Parent has agreed to purchase the Von Roll Shares at a purchase price of $23.00 per share (the "Purchase Price"). In the event the Von Roll Shares are purchased as described in the preceding sentence, Parent has agreed at the time of the purchase and sale to
(1) purchase from Von Roll the outstanding subordinated loans to the Company held by Von Roll made pursuant to a Credit Agreement dated June 6, 1996 between Company and Von Roll, at the face amount thereof, plus all interest accrued but unpaid to the date of such purchase, (ii) provide or cause to be provided to the Company on a timely basis substitute working capital financing and financing sufficient to repay in full the Company's obligations to PNC Bank under that certain Loan and Security Agreement dated June 6, 1996, if required by said lender and (iii) provide, or cause the Company to provide a substitute guarantee or otherwise act with Von Roll to effectuate the prompt release of Von Roll from its guarantee of certain contractual obligations of the Company.

    If the Von Roll shares are purchased under the Stockholder Agreement as discussed above, the closing of the sale and conveyance of the Von Roll Shares and the subordinated obligations shall take place on the third business day following satisfaction or waiver of the conditions set forth in the Stockholder Agreement or such other time as the parties thereto may agree (the "Closing Date").

    Under the Stockholder Agreement, Von Roll's obligation to sell its Shares and the subordinated obligations on the Closing Date is subject to the satisfaction of the following conditions, any or all of which to the extent permitted by applicable law, may be waived in writing by Stockholder; (a) all representations and warranties of Parent in the Stockholder Agreement shall be true, correct and complete in all material respects on and as of the Closing Date; (b) no injunction or order prohibiting the consummation of the transactions contemplated by the Stockholder Agreement shall be outstanding; (c) all waiting periods under the HSR shall have expired or been terminated; (d) a satisfactory remediation agreement shall have been entered into with the NJDEP, or the requirements of ISRA shall have otherwise been satisfied; and (e) Parent shall have performed and complied with all obligations under the Stockholder Agreement that are to be performed or complied with by Parent prior to or on the Closing Date.

    In addition, the Parent's obligation to purchase the Von Roll Shares on the Closing Date is subject to the satisfaction of the following conditions, any or all of which, to the extent permitted by applicable law, may be waived in writing by the Parent; (a) all representations and warranties of Von Roll in the Stockholder Agreement shall be true, correct and complete in all material respects on and as of the Closing Date; (b) Von Roll shall have performed and complied with all obligations under the Stockholder Agreement that are to be performed or complied with by Stockholder prior to or on the Closing Date; (c) all waiting periods under the HSR shall have expired or been terminated; (d) a satisfactory remediation agreement shall have been entered into with the NJDEP, or the requirements of ISRA shall have otherwise been satisfied; (e) Von Roll and the Company shall have terminated without further payment by, or liability of the Company for, any termination, severance or similar fees, (i) the Management and Technical Services Agreement between them and (ii) the employment by the Company of any Von Roll employees on an interim basis (including the Chief Financial Officer); and (f) the closing condition of the Merger Agreement with respect to injunctions and restraints shall have been satisfied or, to the extent permitted by applicable law, waived.

    The foregoing summary of the Stockholder Agreement is qualified in its entirety by reference to the Stockholder Agreement, a copy of which is filed as EXHIBIT B to this Schedule 14D-9. The Stockholder Agreement should be read in its entirety for a more complete description of the matters summarized above.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (a) Recommendation of the Board of Directors

    The Board has unanimously approved the Offer and the Merger and determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company and unanimously recommends that stockholders of the Company accept the Offer and tender their Shares to Purchaser.

    As set forth in the Tender Agreement, the Purchaser will purchase Shares tendered prior to the close of the Offer if the conditions to the Offer have been satisfied (or waived).

    (b) Background and Reasons for Recommendation

    In December, 1993, Von Roll had advised the NJ Steel Board that Von Roll was interested in selling its approximately 60% ownership of the Company. During 1994, the Company and Von Roll sought a purchaser for the Company and on October 5, 1994, the Company entered into a Plan and Agreement of Merger, and Von Roll entered into a Stock Purchase Agreement, with International Metals Acquisition Corp. ("IMAC") pursuant to which IMAC was to acquire all of the Shares at $18.00 per share. IMAC was unable to obtain financing for the transaction and that agreement was terminated in February, 1995. No effort was made at that time to find another acquiror because the Company began experiencing operational problems with its newly-installed melt shop which made a sale at an attractive price unlikely.

    At a meeting of NJ Steel Board held on September 27, 1996, Von Roll reaffirmed its intention to sell its interest in the Company at such time as the Company's financial results made it attractive to do so. The NJ Steel Board authorized interviews of prospective financial advisors to be retained by the Company to explore in a transaction to realize maximum value for all stockholders. At a meeting of the NJ Steel Board held on June 17, 1997, the NJ Steel Board reviewed the candidates for financial advisor. Mr. Robert LeBuhn agreed to act as a special committee, to make an independent determination as to the fairness to the stockholders of NJ Steel other than Von Roll (the "MINORITY STOCKHOLDERS") of any transaction proposed.

    At a luncheon meeting in New York City on June 18, 1997, Lew C. Hutchinson, President and Chief Executive Officer of Co-Steel, advised Georg Hahnloser, Chairman of the Company and Chief Operating Officer of Von Roll, that Co-Steel would be interested in exploring the possible purchase of the Company in the event that a decision were made to sell. Mr. Hutchinson was advised that the Company intended to retain an investment banker to advise it with respect to such matters and that Co-Steel's interest would be kept in mind.

    By letter dated July 21, 1997, the Company retained the firm of BT Wolfensohn as its financial advisor to seek a purchaser for all of the stock of the Company and to advise the NJ Steel Board as to the fairness of the proposed transaction, from a financial point of view, to the Minority Stockholders.

    During July and August, 1997, BT Wolfensohn developed a marketing strategy and assisted the Company in producing an information memorandum describing the Company. In August and September, 1997, BT Wolfensohn contacted potential acquirors. On or about September 9, 1997, Ted Reilly, Vice President and Chief Financial Officer of Parent, telephoned Alexander Prelat, Interim Chief Financial Officer of the Company, and advised him of Co-Steel's continued interest in exploring the possible purchase of the Company. Mr. Prelat referred Mr. Reilly to Richard Bushnell, Managing Director of BT Wolfensohn, who generally explained to Mr. Reilly the process that the Company and BT Wolfensohn, as the Company's financial adviser, intended to follow in seeking a purchaser for the Company. On September 9, 1997, Mr. Bushnell telefaxed to Lew Hutchinson, Co-Steel's President and Chief Executive Officer, an executive summary describing the Company and a form of confidentiality letter, which Co-Steel executed and returned.

    Initially, BT Wolfensohn contacted approximately 37 potential strategic and financial acquirors to determine their level of interest in acquiring the Company. As a result of such contacts, approximately 19 potential acquirors signed confidentiality agreements and received the information memorandum on NJ Steel. Following the receipt of the information memorandum, BT Wolfensohn sought non-binding indications of interest from potential buyers specifying preliminary terms and conditions of an acquisition.

    On October 9, 1997, indications of interest were received from 10 potential buyers. Based on these indications of interest and discussions with these potential buyers, the Company selected six parties to perform detailed due diligence on the Company, including management presentations and site visits. These parties were also provided a form of tender offer and merger agreement for their review.

    On October 29 and 30, 1997, representatives of Co-Steel and its advisers visited the Company, attended presentations by Company officials, toured its facilities, received and reviewed copies of additional financial, legal and other documents concerning the Company and met with various Company officials to conduct a further due diligence review of the Company. Following such meetings, representatives of Co-Steel and its advisers were in virtually daily contact with representatives of the Company and its advisers, as Co-Steel sought to obtain additional information and clarifications of information previously provided. On November 14, 1997, final proposals for an acquisition of the Company were received from five of these six parties with prices ranging from approximately $14 to $23 per share and with varying terms and conditions. Co-Steel proposed to acquire NJ Steel pursuant to a merger transaction in which each outstanding share of Common Stock would be converted into the right to receive $23.00 in cash and an agreement with Von Roll, pursuant to which Co-Steel would purchase the Von Roll Shares for $23.00 per share in cash. The Company determined that Co-Steel submitted the final proposal with the highest price per share and the most attractive terms and conditions.

    On November 17, 1997, BT Wolfensohn advised Co-Steel that it had submitted the most attractive financial proposal and that the Company and Von Roll were prepared to negotiate definitive agreements. During the week of November 17, representatives of NJ Steel and Co-Steel, including legal counsel, had discussions concerning the transaction and negotiating the terms of the definitive agreement. At the request of the Company, Co-Steel agreed that the transaction would take the form of a tender offer, followed by a second step merger.

    A special meeting of the NJ Steel Board was held on November 20, 1997, at which four of the five members of the NJ Steel Board were present. Also present and participating in the meeting were representatives of BT Wolfensohn and counsel for NJ Steel. At the meeting, the NJ Steel Board (one member being absent) reviewed the proposed Tender Agreement in detail with counsel for NJ Steel. The BT Wolfensohn representatives present at the meeting described their analytic and valuation processes and rendered their oral opinion, subsequently confirmed in writing, that the $23.00 per share in cash to be paid in the Offer was fair from a financial point of view to the Minority Stockholders. The full text of the written opinion is annexed hereto as EXHIBIT E and is incorporated herein by reference. NJ Steel stockholders are urged to read the BT Wolfensohn opinion carefully. Thereafter, the NJ Steel Board reviewed and discussed with BT Wolfensohn its analytic and valuation processes with a view to understanding the bases of its analysis and opinion. The NJ Steel Board noted that the Co-Steel proposal was the best proposal received and appeared very attractive to NJ Steel's stockholders. Following such reviews and presentations, the NJ Steel Board voted unanimously (with one director absent) (i) to approve the Tender Agreement , (ii) to approve the Merger and (iii) to recommend that the stockholders of NJ Steel accept the Offer and tender their Shares.

    On November 21, 1997, NJ Steel and Co-Steel executed the definitive Tender Offer Agreement and Plan and Agreement of Merger and Von Roll and Co-Steel simultaneously executed the definitive Stockholder Agreement.

    During 1997, one of Co-Steel's subsidiaries purchased steel billets from the Company at an aggregate purchase price of approximately $1.7 million.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The company retained BT Wolfensohn to provide financial advice and assistance in connection with a possible sale of the Company. Pursuant to a letter agreement dated July 21, 1997, the Company agreed to pay BT Wolfensohn an initial fee of $100,000 which will be credited toward payment of any additional fees, and additional fees to bring BT Wolfensohn's total fees up to 1% of the transaction value, or approximately $1,680,000. The Company has also agreed to reimburse BT Wolfensohn for its reasonable out-of-pocket expenses incurred in connection with rendering its financial advisory services, including reasonable fees and disbursements of its legal counsel. The Company has agreed to indemnify BT Wolfensohn (and its control persons, officers, directors, agents and affiliates) for certain costs, expenses, and liabilities to which it may be subjected arising out of or related to its engagement as financial advisor.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) Transactions

    To the best knowledge of the Company, neither the Company nor Von Roll, nor any director, executive officer, affiliate or subsidiary of either of them, has effected any transaction in the Common Stock of the Company during the past 60 days.

    (b) Intent

    To the best knowledge of the Company, it is the present intention of all directors, executive officers and Von Roll to tender all Shares held by them pursuant to the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    See item 3(b).

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    STOCKHOLDERS CONSIDERING NOT TENDERING THEIR SHARES IN ORDER TO WAIT FOR THE MERGER SHOULD NOTE THAT IF THE MINIMUM CONDITION IS NOT SATISFIED OR ANY OF THE OTHER CONDITIONS TO THE OFFER ARE NOT SATISFIED, THE PURCHASER IS NOT OBLIGATED TO PURCHASE ANY SHARES, AND CAN TERMINATE THE OFFER AND THE TENDER AGREEMENT AND NOT PROCEED WITH THE MERGER.

    Under Delaware Law, the approval of the board of directors and the affirmative vote of the holders of a majority of the outstanding Shares (unless at least 90% of the outstanding Shares are held by the Purchaser) are required to approve the Merger. Accordingly, if the conditions to the Offer are satisfied, the Purchaser will have sufficient voting power to cause the approval of the Merger without the affirmative vote of any other stockholder. Under Delaware Law, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the then outstanding Shares, Purchaser will be able to approve and adopt the Tender Agreement and the Merger, without a vote of the Company's stockholders. Parent, Purchaser and the Company have agreed to use their reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger and the other transactions contemplated by the Tender Agreement. If Purchaser does not acquire at least 90% of the then outstanding Shares pursuant to the Offer or otherwise and a vote of the Company's stockholders is required under Delaware Law, a longer period of time will be required to effect the Merger.

    THE OFFER IS SCHEDULED TO EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JANUARY 8, 1998, UNLESS THE PURCHASER EXTENDS THE PERIOD OF TIME FOR WHICH THE OFFER IS OPEN. A copy of the press release issued jointly by the Company and Parent on November 20, 1997 announcing the Tender Offer and the Merger is filed as EXHIBIT F to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    EXHIBIT A--Tender Offer Agreement and Agreement and Plan of Merger dated as of November 21, 1997.

    EXHIBIT B--Stockholder Agreement dated November 21, 1997 between the Purchaser and Von Roll

    EXHIBIT C--Restated Certificate of Incorporation of the Company

    EXHIBIT D--Article VI By-Laws of the Company

    EXHIBIT E--Opinion Letter of BT Wolfensohn dated November 20, 1997*

    EXHIBIT F--Press Release dated November 21, 1997

------------------------

*   Included in copies mailed to stockholders.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 28, 1997

                                                NEW JERSEY STEEL CORPORATION

                                                                    By:

                                                                                     /s/ GARY A. GIOVANNETTI

                                                                             ---------------------------------------

                                                                                       Gary A. Giovannetti

                                                                                            PRESIDENT


                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                                                 EXHIBIT NAME
---------  -------------------------------------------------------------------------------------------------------

    A      Tender Offer Agreement and Agreement and Plan of Merger dated November 21, 1997 among Co-Steel Inc.,
           Co-Steel Merger Corporation, Von Roll, and Von Roll Steel Holdings AG

    B      Stockholder Agreement dated November 21, 1997 among Co-Steel Inc., Von Roll, and Von Roll Steel
           Holdings AG

    C      Restated Certificate of Incorporation of the Company

    D      Article VI of the By-Laws of the Company

    E      Opinion Letter of BT Wolfensohn dated November 20, 1997

    F      Press Release Dated November 21, 1997